20003968

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MAR 03 2020
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dunes Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 New Orleans Road
(No. and Street)

Hilton Head Island	SC	29928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward B. Dowaschinski 843-689-6472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC
(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edward B. Dowaschinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunes Securities Corporation, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

South Carolina Notary Expires 9/26/27

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dunes Securities Corporation

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2019

Contents

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
Dunes Securities Corporation
12 New Orleans Rd.
Hilton Head Island
SC 29928

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Dunes Securities Corporation (the "Company") as of December 31, 2019, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, December 31, 2019, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplementary Information

The supplemental schedule has been subjected to the auditing procedures performed in conjunction with the audit of Dunes Securities Corporation's financial statements. The supplemental information is the responsibility of Dunes Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as Dunes Securities Corporation's auditor since 2018.

Sugar Land, TX
February 25, 2020

Independent Auditors Report

(SKIP PAGE)

Dunes Securities Corporation
Financial Statements
Statement of Financial Condition
As of December 31, 2019

ASSETS

CURRENT ASSETS	
Cash in Bank	$29,229
Total current assets	29,229
TOTAL ASSETS	$29,229

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$2,750
Total current liabilities	2,750
STOCKHOLDER'S EQUITY	
Capital Stock, par value $1 per share 100,000 shares authorized, 1,000 shares issued and outstanding	25,000
Paid in Excess	5,000
Accumulated deficit	(3,521)
	26,479
TOTAL LIABILITIES AND STOCKHOLER'S EQUITY	$29,229

The accompanying notes are an integral part of these financial statements.

Dunes Securities Corporation
Financial Statements
Statement of Operations
For the Year-Ended December 31, 2019

Revenue	
Commission Earned	$38,000
Other	8
Total Revenue	38,008
Operating Expenses	
Advertising	1,154
Sales commissions	19,000
Employee compensation	2,750
Legal and Accounting Fees	10,528
Payroll Taxes	229
Regulatory Fees and Expenses	3,395
Occupancy	600
Office and Other Expenses	3,549
State License Tax	45
	41,250
Net (Loss)	($3,242)

The accompanying notes are an integral part of these financial statements.

Dunes Securities Corporation
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (Loss)	($3,242)
Adjustments to reconcile Net Income:	
Increase (Decrease) in Operating Liabilities	(2)
Net Cash Needed for Operating Activities	(3,244)
NET INCREAS (DECREASE) IN CASH	(3,244)
CASH AT BEGINNING OF YEAR	32,473
CASH END OF YEAR	$29,229

The accompanying notes are an integral part of these financial statements.

Dunes Securities Corporation

Financial Statements

Statement of Changes in Equity

For the Year-Ended December 31, 2019

	Common Stock		Paid-In Capital		Treasury Stock		Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2019	1,000	$25,000	1,000	$5,000	0	$0	$(279)	$29,721
Net (Loss)							(3,242)	(3,242)
Balance at December 31, 2019	1,000	$25,000	1,000	$5,000	0	$0	($3,521)	$26,479

The accompanying notes are an integral part of these financial statements.

Dunes Securities Corporation
Notes to Financial Statements
For the Year-Ended December 31, 2019

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Dunes Securities Corporation (the Company) was incorporated in the State of South Carolina effective January 10, 2003.

Description of Business

The Company, located in Hilton Head Island, South Carolina, is a registered securities broker/dealer primarily engaged as agent for buyers and sellers of Omni Hilton Head Oceanfront Resort. The Company is a member of the Financial Industry Regulatory Authority (the "FINRA").

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash

The Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents and places its temporary cash investments with high credit quality financial institutions.

Revenue Recognition

Commission income is recorded when transactions are completed and funds are distributed at the closing of the respective condominium units.

Income Taxes

Income tax expenses is the sum of taxes currently payable and the change during the period in deferred tax assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has not been subject to income tax examinations by the U.S. federal, state or local authorities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash. Fair values are cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Concentrations

The Company has revenue concentrations; the company specializes in sales of real estate.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring reporting or disclosure in the financial statements. The evaluation was performed through February 25, 2020 which is the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker dealer's corresponding Part IIA of the FOCUS report require under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) by promptly transmitting all customer funds or securities to the closing attorney (McNair Law Firm) or to a trust account at Regions Bank prior to closing on a unit. Funds are released from the trust account to the McNair Law Firm when a closing is scheduled.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

During the audit nothing came to our attention to suggest any violation of SEC Rule 15c-3-3(k)(2)(i).

NOTE E – ADVERTISING

The advertising expenses for the year was $1,154; the entire amount was expensed as incurred.

NOTE F – RENT

The Company leased its office space from a non-related party under a twelve month agreement. Rent expenses for the year ended December 31, 2019 was $600.

NOTE G – SIPC RECONCILIATION

SEC Rule 17a-5(e)(4) requires a registered broker dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion form membership forms. In circumstances where the broker-dealer reports $500,000 or less gross revenues, they are not required to file the

supplemental SIPC report. The Company is exempt from filing the supplemental report under SEC Rule 17a-5(E)(4) because it is reporting less than $500,000 in gross revenue.

NOTE H - NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of broker commissions.

Management has determined that the adoption of ASC Topic 606 has had no impact on the Company.

In February 2016, the FASB issued ASU No. 2016-02, "Leases" (ASC 842). The standard requires lessees to recognize almost all leases on the balance sheet as a Right-of-Use ("ROU") asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. The standard became effective for the Company beginning December 1, 2018. The Company adopted ASC 842 using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under ASC 840. The Company elected the package of practical expedients permitted under the standard, which also allowed the Company to carry forward historical lease classifications. The Company also elected the practical expedient related to treating lease and non-lease components as a single lease component for all equipment leases as well as electing a policy exclusion permitting leases with an original lease term of less than one year to be excluded from the ROU assets and lease liabilities.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Right-of-Use assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company estimated the incremental borrowing rate in determining the present value of lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

Management has also determined that the adoption of ASC 842 Lease Accounting has had no impact on the Company as the Company does not have any lease of twelve months or more.

Dunes Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2019

Computation of Net Capital

Total Stockholder's Equity		$26,479
Nonallowable assets		
Property and equipment	0.00	
Accounts receivable	0.00	0.00
Haircuts on Securities Positions		
Haircuts	0.00	
Undue Concentration	0.00	0.00
Net allowable capital		$26,479

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$10
Minimum dollar net capital requirement of reporting broker or dealer	$5,000
Net capital requirement	$5,000
Excess net capital	$21,479

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$2,750
Percentage of aggregate indebtedness to net capital	10.39%

Computation of Reconciliation of Net Capital

Net Capital reported on FOCUS IIA as of December 31, 2015	$29,229
Adjustments:	
Increase (Decrease) in Equity	2,750
(Increase) Decrease in Non-Allowable Assets	0.00
(Increase) Decrease in Securities Haircuts	0.00
Net Capital per Audit	$26,479

Dunes Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

For the Year-Ended December 31, 2019

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019 the Company had net capital of $26,479 which was $21,479 in excess of its required net capital of $5,000. The Company's net capital ratio was 510%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(i)]; All customer transactions closed through the McNair Law Firm on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Dunes Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

For the Year-Ended December 31, 2019

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Dunes
Securities
CORPORATION

January 2, 2020

Thayer O'Neal & Company LLC

101 Parklane Blvd., Suite 201

Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Dunes Securities Corporation;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;

2. We have met the identified exemption from January 01, 2019 through December 31, 2019, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Edward Dowaschinski

Edward Dowaschinski

CEO

Dunes Securities Corporation

12 New Orleans Road • Hilton Head Island, SC 29928 • 843-686-4700
www.DunesSecurities.com • info@DunesSecurities.com
Member FINRA and SIPC

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3(k)(2)(i)

Edward Dowaschinski
Dunes Securities Corporation
12 New Orleans Rd.
Hilton Head Island,
SC 29928

Dear Edward Dowaschinski:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Dunes Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dunes Securities Corporation claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(i) and Dunes Securities Corporation stated that Dunes Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Dunes Securities Corporation is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Dunes Securities Corporation compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX
February 25, 2020